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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

B.H.I.T. Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
066-82N-101
(CUSIP Number)
Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Floor,
Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	066-82N-101	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Harvey J. Polly

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,736,250[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,000[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,736,250

WITH	10	SHARED DISPOSITIVE POWER:

100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,836,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 250,000 options to purchase shares that are currently exercisable.

[2]	Includes 100,000 shares beneficially owned by Mr. Polly’s wife.

CUSIP No.	066-82N-101	Page	3	of	4
Introduction.
     This Amendment No. 1 Schedule 13D Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of B.H.I.T. Inc., a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Mr. Polly purchased the Common Stock with his personal funds.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on the Company’s recent filings with the Securities and Exchange Commission, there are currently 24,988,051 shares of Common Stock outstanding. Mr. Polly may be deemed to beneficially own 2,836,250 shares of Common Stock, including 250,000 options to purchase shares of Common Stock, or 11.2% of the Company’s outstanding Common Stock.
     (b) Mr. Polly has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 2,486,250 shares of Common Stock owned by him and has shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, 100,000 shares owned by his wife. Mr. Polly disclaims beneficial ownership of the shares owned by his wife.
     (c) On June 8, 2007, Mr. Polly purchased 1,500,000 shares of Common Stock from the Company in a private placement at a price of $0.10 per share, or an aggregate purchase price of $150,000. Mr. Polly has not effected any other transactions in the Company’s Common Stock in the past 60 days.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 11, 2007

/s/ Harvey J. Polly

Harvey J. Polly